IGATE Corporation

100 Somerset Corporate Boulevard

Bridgewater, NJ 08807

July 28, 2014

Via EDGAR (Correspondence)

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Patrick Gilmore

Re: IGATE Corporation

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 12, 2014

File No. 000-21755

Dear Mr. Patrick Gilmore:

This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 15, 2014, with respect to the above referenced Form 10-K initially filed with the Commission on February 12, 2014 (the “10-K”). Your letter included six comments with respect to the 10-K. We have responded to all six comments below, and, for your convenience, we have set forth below in bold each of the Staff’s comments and provided our responses immediately after each comment.

Form 10-K for the Fiscal Year Ended December 31, 2013

Business, page 1

SEC Comment:

1.	In your response letter, please tell us what consideration you gave to disclosing the dollar amount of your backlog, if any, as of a date close to the time you filed your annual report and as of a comparable date in the preceding fiscal year. See Item 101(c)(1)(viii) of Regulation S-K.

Company Response:

We acknowledge the Staff’s comment and respectfully submit that because the majority of our contracts are terminable by our customers on short notice and do not include any commitment by our customers to give us a specific volume of business or future work, it is not appropriate to characterize potential future revenue from these contracts as backlog. Because the amount of any such potential work at any particular time is not a meaningful indication of our future business prospects, the Company does not believe that it is material to an understanding of our business, taken as a whole, as contemplated by Item 101(c)(1) of Regulation S-K. This position is consistent with our description of the risks associated with the unpredictable nature of our contracts described under “Item 1A Risk Factors” in our Form 10-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

SEC Comment:

2.	We note from recent earnings call fact sheets that you discuss revenue by industry verticals, revenue by project type, client-revenue metrics, revenue mix and utilization and other employee metrics. In your response letter, please tell us what consideration you gave to disclosing these financial and non-financial measures for each period presented in your MD&A disclosure. Your response should also address what consideration you gave to disclosing any trends associated with these measures. In addition, please explain any additional measures that you use to manage and analyze your business. See Section III.B of SEC Release No. 33-8350.

Company Response:

We acknowledge the Staff’s comment. As required by SEC Release No 33-8350, we have provided the revenue, revenue by geography and the revenue from top 5 customers for the three years; which we believe provides investors good information about the associated trends in revenue. We provide additional financial and non-financial metrics in the earnings call fact sheets in line with industry practice. After further consideration, we respectfully submit that we will include revenue by project type, revenue by industry verticals and employee metrics, which are included in our fact sheet, in the MD&A in our future filings.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

1.	Company Overview and Summary of Significant Accounting Policies

1.4	Revenue Recognition, page 71

SEC Comment:

3.	We note your disclosure on page 40 that you account for multiple contracts with a single counterparty as separate arrangements. Please tell us how you concluded that these are separate arrangements. See ASC 605-35-25-8. In this regard, please tell us whether contracts that include fixed price services and application maintenance and support services are considered a combined agreement or separate agreements.

Company Response:

We acknowledge the Staff’s comments and respectfully submit that other than for highly complex information technology application development services projects, the Company does not use the percentage of completion method of accounting for revenue recognition. However, we consider the criteria set forth in ASC 605-35-25-8, which are similar to the criteria included in ASC 985-605-55-4 in accounting for multiple agreements with a single customer, in determining when a group of contracts should be combined (ASC guidance is in italics):

a.	The contracts are negotiated as a package in the same economic environment with an overall profit margin objective. Contracts not executed at the same time may be considered to have been negotiated as a package in the same economic environment only if the time period between the commitments of the parties to the individual contracts is reasonably short. The longer the period between the commitments of the parties to the contracts, the more likely it is that the economic circumstances affecting the negotiations have changed.

The Company provides services predominantly in relation to application development application maintenance and support. Application development includes services such as implementing canned software, developing an application on a hosted environment and other similar activities. An application maintenance and support contract involves supporting an application for a certain period of time.

Development contracts are typically contracted on a fixed price basis whereas maintenance contracts are priced on the basis of efforts. For example, a customer would engage us to implement a development contract for Enterprise Resource Planning (ERP) and after its successful implementation, the customer could consider entering into a maintenance and support service contract as well. The successful implementation of the development contract, however, does not guarantee that the customer would award us with the maintenance and support service work. Most of the development and maintenance and support service contracts are negotiated separately and at different points in time under a different economic environment with different profit margin objectives. Most contracts are won separately through a unique bid process where the customer can award contracts to other vendors as well.

Our maintenance and support contracts are generally entered into closer to the completion of our development contract services. The customer has the ability to select other vendors for this work predominately through a separate bid process. Moreover, the extended period of time between negotiating the two contracts is further evidence that such arrangements should be accounted for separately.

b.	The contracts constitute in essence an agreement to do a single project. A project for this purpose consists of construction, or related service activity with different elements, phases, or units of output that are closely interrelated or interdependent in terms of their design, technology, and function or their ultimate purpose or use.

Customers can hire us for the execution of development contracts, and maintenance and support service work, which are negotiated at different points in time. Such customers also value both services separately. The value proposition for our customers is determined at any point in time by considering factors such as price management, commitment to a particular vendor, technology expertise, resource capabilities, experience of vendors in handling similar environments and other customer specific factors. Accordingly, the Company believes that these two services are neither interdependent nor interrelated as they differ with respect to the services being performed and an engagement for us to perform implementation/development services does not necessarily mean that we will also be hired to provide maintenance and support services.

c.	The contracts require closely interrelated construction activities with substantial common costs that cannot be separately identified with, or reasonably allocated to, the elements, phases, or units of output.

The costs are identified, tracked and reported separately in these situations since the skill sets required for development and maintenance and support are significantly different. For example, an engineer working on a development contract will be responsible for understanding customer requirements, designing, doing a gap fitment, coding, testing user acceptance and conducting other development activities whereas an engineer working on a maintenance and support contract will be responsible for bug fixing, report writing, coordinating, compliance with service level agreements and conducting other maintenance and support activities. Hence, there are no common costs between development and maintenance and support activities, which supports accounting for the agreements separately.

d.	The contracts are performed concurrently or in a continuous sequence under the same project management at the same location or at different locations in the same general vicinity

These contracts are serviced by different project management teams and potentially performed at different locations, which supports accounting for the agreements separately.

e.	The contracts constitute in substance an agreement with a single customer. In assessing whether the contracts meet this criterion, the facts and circumstances relating to the other criteria should be considered. In some circumstances different divisions of the same entity would not constitute a single customer if, for example, the negotiations are conducted independently with the different divisions. On the other hand, two or more parties may constitute in substance a single customer if, for example, the negotiations are conducted jointly with the parties to do what in essence is a single project.

Certain contracts are negotiated by the same divisions of our customers; however, as noted above, this negotiation occurs at different points in time. Although the contracts are an agreement with a single customer, we do not believe this criterion is determinative.

For the aforementioned reasons, we have determined that the multiple contracts with a single counterparty referenced on page 40 of the 10-K are appropriately accounted for as separate arrangements.

21.   Segment information, page 108

SEC Comment:

4.	We note that you have not presented segment information for your vertical-based business units as you do not have discrete financial information. However, we note that in your earnings call transcript for Q4 2013 results your CEO indicates that the new structure “empowers verticals…. making them responsible for their respective P&Ls.” Please explain why you do not have discrete financial information for your vertical-based business units considering that you appear to have business unit P&Ls. See ASC 280-10-50-1 and ASC 280-10-50-10.

Company Response:

We acknowledge the Staff’s comments and submit that we reviewed and considered the following criteria set forth in ASC 280-10-50-1 and ASC 280-10-50-10 relating to operating segments.

An operating segment is a component of a public entity that has all of the following characteristics:

•	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).
•	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.
•	Its discrete financial information is available.

As of December 31, 2013, the chief operating decision maker (CODM), which is the Chief Executive Officer (CEO) received and reviewed financial information at the Company level as well as revenues broken down by customer and by verticals. This information does not include any financial information below revenues. Accordingly, the CEO does not receive or review any discrete financial information related to our verticals. As a result, we believe that our presentation of segments at the Company level is appropriate in light of the financial information reviewed by our CODM.

The CEO’s statement about “empowering verticals . . . . making them responsible for their respective P&Ls” was an aspirational statement and does not reflect the way the business is currently managed and operated. The verticalization of our business is still evolving and it would take a couple of quarters to fully implement the verticalization strategy. Consistent with this approach, the information reviewed and evaluated by our CEO and Board of Directors, does not contain discrete financial information about our verticals. Our CEO evaluates the Company’s performance at the Company level. We believe that as the vertical alignment strategy evolves, the business may reach the point where it is managed and operated through vertical segments and the Company understands and agrees that segment presentation would be appropriate at such time.

Definitive Proxy Statement on Schedule 14A

Qualifications of Members of Our Board of Directors, page 5

SEC Comment:

5.	In future filings, for each director or person nominated or chosen to become a director please disclose the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director in light of your business and structure. See Item 401(e)(1) of Regulation S-K.

Company Response:

We acknowledge the Staff’s comment, and confirm that in future filings we will disclose for each director or person nominated or chosen to become a director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director in light of our business and structure.

Certain Related Party Transactions, page 43

SEC Comment:

6.	Note 22 to your consolidated financial statements for the fiscal year ended December 31, 2013 appears to describe transactions that qualify as related party transactions under Item 404 of Regulation S-K. Please advise why the transactions are not disclosed in this section.

Company Response:

We acknowledge the Staff’s comment and respectively submit that the disclosure in Note 22 of the Company’s Consolidated Financial Statements included in the 10-K (“Note 22”) was affirmatively made to provide transparency and not intended to suggest the existence of related-party transactions that would trigger disclosure in the Proxy Statement pursuant to Item 404(a) of Regulation S-K. To the contrary, the Company does not believe that the transactions referenced in Note 22 (the “Disclosed Transactions”) meet the standard for required disclosure under Item 404(a) for the reasons stated below.

Each of the Disclosed Transactions arose in the ordinary course of business and was described in Note 22 solely due to the fact that they involved companies in which Apax Partners LLP, individually or through its affiliates (collectively “Apax”), has an ownership interest (the “Portfolio Companies”). As described in the 10-K, as of December 31, 2013, Apax beneficially held voting control over approximately 27.7% of the Company’s voting stock entitled to vote at meeting of its shareholders through a combination of its ownership of common stock and convertible preferred stock. Aside from Apax’s common ownership in the Company and the Portfolio Companies and one common director shared by the Company and one of the Portfolio Companies, there is, and during 2013 was, no affiliation or relationship between the Company and the Portfolio Companies. Further, we have been advised by Apax that it did not influence or otherwise cause the Portfolio Companies to select the Company for the Disclosed Transactions.

As discussed in the Adopting Release for Item 404(a) (the “Release”)1, the determination of whether a transaction is reportable is based upon the application of a principle-based standard with emphasis on analyzing the materiality of the transaction. In this regard Item 404(a) of Regulation S-K provides that a company must provide disclosure regarding:

•	any transaction since the beginning of the company’s last fiscal year, or any currently proposed transaction;

•	in which the company was or is to be a participant;

•	in which the amount involved exceeds $120,000; and

•	in which any related person had or will have a direct or indirect material interest. (emphasis added).

Moreover, the Release provides that the materiality of any interest will “be determined on the basis of the significance of the information to investors in light of all the circumstances” and that “the relationship of the related persons to the transaction, and with each other, the importance of the interest to the person having the interest and the amount involved in the transaction are among the factors to be considered in determining the materiality to investors.”

In the present case, the amount involved in each of the Disclosed Transactions represented less than 1% of the Company’s total revenues for year ended December 31, 2013 and, upon the Company’s information and belief, represented less than 1% of the revenues of the respective Portfolio Companies for same period. Moreover, to the Company’s knowledge, Apax’s interest in the Disclosed Transactions arises solely from its interest as a shareholder in the respective Portfolio Companies and the aggregate revenues involved are well below 1% of the aggregate revenues for the year ended December 31, 2103 of the companies in the Apax Portfolio.

[1]	“Executive Compensation Related Person Disclosure,” SEC Release Nos. 33-8732A and 34-54302A; August 26, 2006.

We also note that the Company’s transactions with the Portfolio Companies arose in the ordinary course of business and were on the same terms that the Company offers generally in transactions with other customers. While we recognize that the Commission refused to grant a blanket exclusion for ordinary course of business transactions in Item 404(a) of Regulation S-K, the Commission made it clear that the factors described in the prior sentence are appropriate to consider in analyzing the materiality of a particular transaction.

Based upon the foregoing principle and factors, the Company performed an analysis of the Disclosed Transactions and concluded that Apax did not have a direct or indirect material interest in the Disclosed Transactions for purposes of Item 404(a) of Regulation S-K . Rather, the Company concluded that the small size, ordinary course of business and arm’s length nature of the Disclosed Transactions merely resulted in Apax’s receiving the same benefit as other shareholders of the respective companies on a pro rata basis. Accordingly, additional disclosure regarding the Disclosed Transactions would not significantly add to the mix of information available with respect to the Company. We respectfully submit that this analysis is supported by the facts and circumstances and the relevant Commission and Staff authority.

As a separate and distinct basis for excluding the Disclosed Transactions from the Proxy Statement, the Company believes that each of the engagements was the result of a competitive bidding process in which the Company was the lowest bidder. If the Company is correct, the Disclosed Transactions would be excludable pursuant to Instruction 7.a. of Item 404(a) of Regulation S-K and existing Staff guidance on the operation of this exclusion.

In the event that the Staff is not persuaded by the Company’s position above regarding the lack of a direct or indirect material interest, the Company respectfully requests the opportunity to discuss what information the Staff would require to confirm its status as the low bidder and the availability of the exclusion provided by Instruction 7.a. of Item 404(a) of Regulation S-K.

In connection with this Response, the Company acknowledges that

(i)	it is responsible for the adequacy and accuracy of the disclosure in the 10-K and the Company’s Definitive Proxy Statement on Schedule 14A,
(ii)	Staff comments or changes to disclosure in response to Staff comments in the 10-K and the Company’s Definitive Proxy Statement on Schedule 14A reviewed by the Staff do not foreclose the Commission from taking any action with respect to the 10-K or the Company’s Definitive Proxy Statement on Schedule 14A, and
(iii)	it may not assert Staff comments with respect to the 10-K or the Company’s Definitive Proxy Statement on Schedule 14A as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact our in-house counsel, Jeffrey Friedel, Senior Vice President – Legal, at (908) 219-8070 or our outside counsel, James J. Barnes of Pepper Hamilton LLP, at (412) 454-5004.

Sincerely,

/s/ Sujit Sircar

Sujit Sircar

Chief Financial Officer

IGATE Corporation